January 23, 2006
John P. Nolan
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Office of Financial Services
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	W Holding Company, Inc.
Form 10-K filed March 16, 2005
File No. 001-16799
Dear Mr. Nolan:
This letter is submitted by W Holding Company, Inc. in response to the comments in your letter dated November 23, 2005.
The Company’s responses to your comments are provided below, with each paragraph identified to correspond to the numbered comment.
Comment #1
Expresso of Westernbank is a division of Westernbank Puerto Rico, created in July 2002, which specializes in small, unsecured consumer loans up to $15,000 and real estate collateralized consumer loans up to $150,000. Approximately 9% and 12% of the Expresso loan portfolio was collateralized by real estate at December 31, 2003 and 2004, respectively. Loans granted by the Expresso Division generally have a higher credit risk when compared to the rest of Westernbank’s consumer loan portfolio, since the Expresso Division principally targets the typical small consumer loan customers that are usually low income earners. Therefore, delinquencies in the Expresso of Westernbank division tend to be higher when compared to the total consumer loan portfolio in general. The average credit score (FICO score) for customers in the Expresso portfolio was 666 at December 31, 2004. These unsecured loans have an average rate of 18.41% and 20.34% for the years ended December 31, 2003 and 2004, respectively (refer to page 43 of Form 10-K for the year ended December 31, 2004, hereinafter, “Form 10-K”). At December 31, 2004, the Expresso of Westernbank loan portfolio decreased to $144.0 million (2.39% of total loans) from $155.6 million (3.28% of total loans) at December 31, 2003, a decrease of $11.6 million or 7.46%.

•	Loans charged off by the Expresso of Westernbank division during 2004 amounted to $12.4 million (8.27% of the average outstanding Expresso loans or 55.85% of total loans charged-off) when compared to $7.9 million (5.78% of the average outstanding Expresso loans or 53.14% of total loans charged-off) for 2003, an increase of $4.5 million or 56.96% (refer to page 41 of Form 10-K). This increase was attributable to higher delinquencies experienced during the first three quarters of 2004. In accordance with the Company’s policy, all unsecured closed- end loans that are 120 days past due are charged off. All accounts written-off are submitted to the Company’s Collection Department recovery unit for continued collection efforts. Recoveries made from Expresso loans previously written-off amounted to $1.0 million in 2004 and $17,000 in 2003.

Loans charged off by the Expresso of Westernbank division stabilized at lower levels during the last quarter of 2004 and the first three quarters of 2005, when compared to the higher write-offs experienced in the first three quarters of 2004. Loans charged off by the Expresso of Westernbank division amounted to $2.5 million in the fourth quarter of 2004, $2.1 million in the first quarter of 2005, $2.4 million in the second quarter of 2005, and $2.4 million in the third quarter of 2005 (refer to page 42 of Form 10-Q for the period ended September 30, 2005, hereinafter, “Form 10-Q”), an annualized charge off ratio of 6.59% of average outstanding Expresso loans for the nine month period ended September 30, 2005. Management’s strategy of stabilizing loan losses and increasing the yield of the Expresso loan portfolio by continuously revising its underwriting policies, increasing the level of collateralized loans, and increasing the overall rates charged has resulted in lower levels in net charge offs and a higher yield. The average yield of the Expresso of Westernbank loan portfolio was 22.89% (annualized) for the nine months ended September 30, 2005 (refer to page 42 of Form 10-Q), when compared to 20.34% for the year ended December 31, 2004 (refer to page 43 of Form 10-Q). Also, the loan portfolio of Expresso of Westernbank collateralized by real estate at September 30, 2005, accounts for 14% of the outstanding balance, as compared to 12% at December 31, 2004.

•	The Expresso of Westernbank division has established policies, procedures and internal controls to assess, monitor and adequately manage the specific credit risk posed by this loan portfolio under FDIC guidelines for sub-prime lending programs, even though this program does not exceed the 25% of capital applicable for such requirements. The division’s loan analyses and applications are processed in the system software that has embedded controls to help enforce the lending policies and limits as approved by the division’s senior management. Lending parameters and authority levels are programmed in a loan process application, restricting individuals to their level of authority. Also, the system uses a Decision Power Credit Analysis Package, from Equifax, that assists the loan officer in identifying critical information in the customer’s credit report based on a credit scoring process. The Decision Power system returns a suggested decision and loan amount, based on the customer’s net disposable income, FICO Score, and credit profile tests. In addition to this package, the division branches pull a credit report from Trans Union to ensure that the lending officer possesses all information needed to make an informed decision and to reduce the division’s credit risk exposure. Overall credit scores for the portfolio are analyzed periodically.
•	The loan portfolio of Expresso of Westernbank collateralized by real estate at December 31, 2003 and 2004 was 9% and 12% of the outstanding balance, respectively.

•	None of the loans charged off by the Expresso of Westernbank division were sold to related parties of the Company, its officers, employees; or third parties.

•	The increase in loans charged off for the year ended December 31, 2004, when compared to December 31, 2003, is not a trend that would appear to affect the Company’s future operations or cash flows. Although charge offs during 2004 reached 8.27% of the average outstanding portfolio, the charge offs ratio for the nine months ended September 30, 2005 decreased to 6.59%, more in line with management’s expectation for this type of portfolio.
We acknowledge your comments and in future filings we will expand our disclosure to provide the information requested.
Comment #2
In connection with its asset/liability management, the Company uses brokered deposits since they provide the flexibility of selecting short, medium and long term maturities to better match its asset/liability management strategies.
Typically, brokered deposits tend to be highly rate-sensitive deposits, and therefore, they are considered under many circumstances to be an unstable source of funding for an institution as compared to deposits generated primarily in a bank’s local markets. Brokered deposits come primarily from brokers that provide intermediary services for banks and investors, therefore providing banks, such as the Company, increased access to a broad range of potential depositors who have no relationship with the Bank and who actively seek the highest returns offered within the financial industry. However, due to the competitive market for deposits in Puerto Rico, coupled with generally low interest rates in the United States, the rates paid by the Bank on these deposits are often lower than those paid for local market area retail deposits. The Puerto Rico deposit market is more challenging than the deposit market on the U.S. mainland. Puerto Rico has a relatively stable population base, a number of very competitive local banks looking to expand, and a large proportion of citizens that do not have bank accounts. Also, the difference between the tax rate on interest earned from bank deposits, versus the much lower tax rate on returns from investments held in local mutual funds, preferred stock and local GNMAs makes those funds more attractive to some investors. These dynamics present significant challenges for gathering and retaining local retail deposits. The result is a high cost local deposit market.
The Company believes that the benefits of brokered deposits outweigh the risk of deposit instability.
We acknowledge the comment and will add the above disclosure in future filings explaining the changes in market conditions under which the use of brokered deposits can result in increased risks of deposit run-offs and provide less stable funding than deposits obtained from local historically stable deposit relationships.
Comment #3
•	When appropriate in light of market and financial conditions, the Company will use interest rate swaps for brokered deposits. During 2004 the Company entered into $415.5 million of new interest rate swaps (refer to page 112 on Form 10-K). As of December 31, 2004, the Company had $4.16 billion in brokered deposits (refer to page 112 of Form 10-K) of which $758.1 million were matched with interest rate swaps. As of September 30, 2005, the Company had $5.50 billion in brokered deposits of which $604.3 million were matched with interest rate swaps.

•	The Company uses fixed-to-variable interest rate swaps on selected interest sensitive brokered deposits in order to match long term brokered deposits (three years or more) with variable long term assets (commercial loans). This strategy has no impact on the volatility of the deposits.

•	Generally, selected brokered deposits with maturities of three years or more are matched with interest rate swaps. The Company uses interest rate swaps on such portion of the brokered deposits as is appropriate based on management’s assumptions regarding the interest rate scenario for the future and to lock-in long term deposits in connection with the Company’s liquidity and asset/liability management strategies.
We acknowledge the comments and will discuss in future filings the effects of using fixed-to-variable interest rate swaps on the volatility of interest sensitive brokered deposits and the business reason for using interest rate swaps on only a portion of the brokered deposits.
Comment #4
•	W Holding Company, Inc. sold the entire portfolio of CBO and CLO securities during the quarter ended June 30, 2003, at a loss of $7.0 million (refer to pages 14, 41, 42, 53 and 89 of Form 10-K), to Bear Stearns without any recourse obligation or buyback contingencies in which the Company may be obligated to reacquire the securities sold or may be held liable for the dollar amount of any additional impairments to the fair value of the securities subsequent to the date of sale.

•	W Holding Company Inc. sold the entire portfolio of CBO and CLO securities to Bear Stearns, an unrelated third party.

Comment #5
•	With respect to the investments in CMO’s with unrealized losses of $61.3 million at December 31, 2004 (refer to page 85 of Form 10-K), there are no investments in residual tranches or any other securities involving high risk characteristics. These securities are issued or guaranteed by FHLMC (rating: Moody’s Aaa and Fitch AAA) or FNMA (rating: Moody’s Aaa and S&P AAA). These unrealized losses relate to interest rate changes and not to market or credit deterioration of any of the securities issuers. Unrealized losses on the mortgage backed securities portfolio are due to changes on the duration of related mortgage pools as a result of changes in the interest rate scenario. None of those investments have significant unamortized premiums. The Company assessed the ratings of the different agencies, noting that all of them have maintained the highest rating by all the rating agencies and reflect a stable outlook. Therefore, the Company concluded that based on the creditworthiness of the security issuers, it will be able to collect all the amounts due according to the contractual terms of the instruments. As the Bank has the intent and ability to hold these securities until maturity, or for the foreseeable future if classified as available for sale, no declines are deemed to be other-than-temporary at December 31, 2004 (refer to pages 53 and 87 of Form 10-K).
We acknowledge your comment for future filings.
Comment #6
The Company is still preparing its response to Comment #6. The Company intends to provide a response, under separate cover, within 30 days.

Comment #7
•	The amortized cost, gross unrealized gains and losses, and fair value of Westernbank International investment securities at December 31, 2004, were as follows:

		GROSS	GROSS
	AMORTIZED	UNREALIZED	UNREALIZED	FAIR
	COST	GAINS	LOSSES	VALUE

Available for sale:
Mortgage-backed securities:
CMO’s issued or guaranteed by FHLMC	$1,794,564	$—	$30,106	$1,764,458
CMO’s issued or guaranteed by FNMA	6,298,595	—	182,360	6,116,235

Total available for sale	8,093,159	—	212,466	7,880,693

Held to maturity:
US Government & Agencies Obligations:
Due After 1 Yr. Through 5 Yrs.	1,153,980,000	735,313	4,494,631	1,150,220,681
Due After 5 Yrs Through 10 Yrs	144,945,000	23,438	1,322,586	143,645,852

Sub-Total	1,298,925,000	758,750	5,817,217	1,293,866,533

Other Investments:
Due within 1 Year	25,000,000	87,500	—	25,087,500
Due After 1 Yr. Through 5 Yrs.	4,992,354	220,146	—	5,212,500
Due After 10 Years	21,425,656	1,972,794	—	23,398,450

Sub-Total	51,418,010	2,280,440	—	53,698,450

Mortgage-backed securities:
GNMA	453,327	7,936	—	461,263
CMO’s issued or guaranteed by FHLMC	706,632,494	14,395	58,170,786	648,476,103
CMO’s issued or guaranteed by FNMA	104,311,336	19,499	3,175,185	101,155,650
FNMA	531,761	35,035	—	566,796

Sub-Total	811,928,917	76,866	61,345,971	750,659,812

Total Held to Maturity	2,162,271,927	3,116,056	67,163,188	2,098,224,795

TOTAL INVESTMENT PORTFOLIO	$2,170,365,086	$3,116,056	$67,375,654	$2,106,105,487

As shown in the above schedule, the investments in USGO’s and CMO’s at December 31, 2004, with unrealized losses of $5.8 million and $61.6 million ($212,000 in Available for Sale and $61.3 million in Held to Maturity), respectively, are securities issued or guaranteed by U.S. Government Agencies, FHLMC or FNMA. None of these securities has high risk characteristics (neither residual interest nor tranches). The unrealized losses in the USGO’s and CMO’s portfolio relate to interest rate changes and are not due to market or credit deterioration of any of the securities issuers. Unrealized losses on the mortgage backed securities portfolio are due to changes on the duration of the related mortgage pools as a result of the above-mentioned changes in the interest rate scenario. These investment securities did not have significant unamortized premiums. The Company assessed the ratings of the different Agencies, noting that all of them have maintained the highest rating by all the rating agencies and reflect a stable outlook. Therefore, the Company concluded that based on the creditworthiness of the security issuers, it will be able to collect all the amounts due according to the contractual terms of the instruments. As management has the intent and ability to hold these securities until maturity, or for the foreseeable future if classified as available for sale, no declines are deemed to be other-than-temporary at December 31, 2004.
•	Westernbank International Division outstanding loans at December 31, 2004 amounted to $122.7 million (refer to page 117 of Form 10-K). These loans mainly consist of commercial real estate loans granted to customers in the United States of America (U.S.) or loan participations purchased from other financial institutions operating in the U.S. None of these loans required a specific loan loss reserve at December 31, 2004; accordingly, no provision for loan losses has been allocated to the operations of this segment.

The Company has a general allowance for loan losses covering its entire loan portfolio, including the Westernbank International division. The Company has not made an allocation of its general allowance to the Westernbank International division. In order to record such an allocation, and since there is no loss experience or delinquency in the loan portfolio of Westernbank International division, an allocation of the portfolio general reserve to the International division would be approximately $626,000, considering the five year historical loans loss experience of the Company’s commercial real estate loan portfolio. This amount is not considered material by management.

We acknowledge your comment and in future filings will make an allocation of the general allowance for loans losses to Westernbank International Division and discuss in the MD&A the nature of these loans.
Comment #8
•	The mark to market analysis as of September 30, 2005 of the Company’s $6.2 billion in investments in U.S. Government and Agencies Obligations reflects unrealized gross losses of $125.8 million, while as of December 31, 2004 (not June 30, 2005, as stated in the comment) unrealized gross losses were $32.4 million of the $6.0 billion in U.S. Government and Agencies Obligations (refer to note 4, pages 13 and 14 of Form 10-Q). The increase of $93.4 million in unrealized gross losses during the nine month period from December 31, 2004 to September 30, 2005 was consistent with a rising trend in treasury yields. As of September 30, 2005, the 2 and 5 years US Treasury Notes were yielding 4.17% and 4.19%, respectively, while as of December 31, 2004 they were yielding 3.09% and 3.61%. These increases of 108 and 58 basis points, respectively, resulted in a significant change in the valuation of our portfolio with similar maturities.

As stated above, the unrealized losses are related to interest rate changes and not due to credit deterioration of any of the issuers. The Company concluded that based on the creditworthiness of the security issuers, it will be able to collect all the amounts due according to the contractual terms of the instruments (refer to pages 15 and 59 of Form 10-Q). As part of the analysis, the Company assessed the ratings of the different Agencies, noting that all of them have maintained the highest rating by all the rating agencies and reflect a stable outlook.
•	Please refer to Exhibit 1 for a breakdown between the gross unrealized losses related to U.S. Government and to specific agencies, the securities ratings and the length of time that these securities have been in an unrealized loss position.

•	As described on pages 15 and 59 of Form 10-Q, the Company considered all available evidence to evaluate such investments for possible other-than-temporary impairment including an analysis of the facts and circumstances of each individual investment such as the length of time and the extent to which the fair value has been below cost, the expectation for that security’s performance, the credit worthiness of the issuer and the Company’s intent and ability to hold the security to allow for any anticipated recovery in fair value if classified as available for sale, or to maturity, including the following factors as listed in SEC Staff Accounting Bulleting Topic 5.M, Other-Than-Temporary Impairment of Certain Investments in Debt and Equity Securities:
1.	The length of the time and the extent to which the market value has been less than cost;

2.	The financial condition and near-term prospects of the issuer.
As management has the intent and ability to hold these securities until maturity, or for the foreseeable future if classified as available for sale, no declines are deemed to be other-than-temporary at December 31, 2004.
We acknowledge your comments for future filings.

*****
In connection with responding to your comments, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or would like further information concerning the Company’s responses to your comment letter, please call me at (787) 834-8000 ext. 2271.

Sincerely,
/s/ Ricardo Hernández
Chief Financial Officer

EXHIBIT 1
W HOLDING COMPANY INC. AND SUBSIDIARIES
SCHEDULE OF UNREALIZED LOSSES RELATED TO USGO’S
SEPTEMBER 30, 2005

										BOOK
										VALUE TO				LAST END
										PRINCIPAL		QUOTED		OF MONTH	PERIOD
				PURCHASE	MATURITY		INTEREST	PRINCIPAL	AMORTIZED	BALANCE	QUOTED	MARKET	UNREALIZED	IN GAIN	IN LOSS
DESCRIPTION	RATINGS			DATE	DATE	CUSIP #	RATE	BALANCE	BOOK VALUE	RATIO	MARKET VALUE	PRICE	LOSS	POSITION	POSITION
		STANDARD
	MOODY’S	& POOR’S	FITCH
Held to Maturity
USGO
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	3/10/2003	3/10/2008	3133MX5Q8	3.45	200,000,000	200,000,000	100%	195,437,500	97.72	(4,562,500)	10/31/2004	Under one year
FEDERAL NATIONAL MORTGAGE ASSOC.	Aaa	AAA	AAA	4/30/2003	4/30/2008	3136F3PD2	3.66	67,980,000	67,980,000	100%	66,641,644	98.03	(1,338,356)	10/31/2004	Under one year
FEDERAL FARM CREDIT CORP.	Aaa	AAA	N/A	5/1/2003	4/16/2008	31331QZP5	3.60	1,570,000	1,570,000	100%	1,538,600	98.00	(31,400)	3/31/2004	Over one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	5/13/2003	8/13/2008	3133MYQN0	3.75	100,000,000	100,000,000	100%	98,062,500	98.06	(1,937,500)	10/31/2004	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	5/13/2003	8/13/2008	3133MYQN0	3.75	200,000,000	200,000,000	100%	196,125,000	98.06	(3,875,000)	10/31/2004	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	5/21/2003	5/21/2013	31339X3B8	4.00	100,000,000	100,000,000	100%	97,500,000	97.50	(2,500,000)	6/30/2003	Over one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	5/27/2003	2/27/2009	31339XEE0	3.43	150,000,000	150,000,000	100%	144,984,375	96.66	(5,015,625)	6/30/2003	Over one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	5/27/2003	2/27/2009	31339XEE0	3.43	150,000,000	150,000,000	100%	144,984,375	96.66	(5,015,625)	6/30/2003	Over one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	5/27/2003	11/28/2008	3133MYZB6	3.50	150,000,000	149,998,944	100%	145,734,375	97.16	(4,264,569)	9/30/2003	Over one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	6/9/2003	12/9/2009	3128X1JR9	3.55	100,000,000	100,000,000	100%	96,230,200	96.23	(3,769,800)	6/30/2003	Over one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	6/9/2003	12/9/2009	3128X1JR9	3.55	100,000,000	100,000,000	100%	96,230,200	96.23	(3,769,800)	6/30/2003	Over one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	6/11/2003	6/11/2013	31339XRA4	4.00	75,000,000	75,000,000	100%	72,703,125	96.94	(2,296,875)	6/30/2003	Over one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	6/12/2003	9/15/2009	31339XP24	3.50	50,000,000	50,000,000	100%	48,218,750	96.44	(1,781,250)	6/30/2003	Over one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	6/16/2003	3/16/2010	31339XTJ3	3.50	100,000,000	100,000,000	100%	95,875,000	95.88	(4,125,000)	6/30/2003	Over one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	6/16/2003	3/16/2010	31339XUG7	3.50	100,000,000	100,000,000	100%	95,875,000	95.88	(4,125,000)	6/30/2003	Over one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	6/23/2003	3/23/2010	31339XU69	3.50	100,000,000	100,000,000	100%	95,812,500	95.81	(4,187,500)	6/30/2003	Over one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	6/30/2003	3/30/2010	31339XZY3	3.50	105,000,000	105,000,000	100%	100,570,313	95.78	(4,429,688)	6/30/2003	Over one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	7/8/2003	7/8/2009	31339YLS9	3.69	60,000,000	60,000,000	100%	58,312,500	97.19	(1,687,500)	6/30/2003	Over one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	7/8/2003	7/8/2009	31339YLS9	3.69	45,000,000	45,000,000	100%	43,734,375	97.19	(1,265,625)	6/30/2003	Over one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	7/8/2003	7/8/2009	31339YLS9	3.69	45,000,000	45,000,000	100%	43,734,375	97.19	(1,265,625)	6/30/2003	Over one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	7/21/2003	4/21/2010	31339YLA8	3.87	100,000,000	100,000,000	100%	97,093,750	97.09	(2,906,250)	6/30/2003	Over one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	7/28/2003	7/28/2009	31339YUY6	3.70	100,000,000	100,000,000	100%	97,156,250	97.16	(2,843,750)	5/31/2004	Over one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	7/30/2003	2/20/2009	3133MYTQ0	4.00	4,000,000	4,000,000	100%	3,932,500	98.31	(67,500)	1/31/2005	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	8/6/2003	2/6/2009	3133X0AG4	4.00	300,000,000	300,000,000	100%	295,031,250	98.34	(4,968,750)	12/31/2004	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	8/6/2003	2/6/2009	3133X0BZ1	4.01	50,000,000	50,000,000	100%	49,171,875	98.34	(828,125)	12/31/2004	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	8/6/2003	2/6/2009	3133X0BT5	4.00	50,000,000	50,000,000	100%	49,171,875	98.34	(828,125)	12/31/2004	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	9/2/2003	9/2/2010	3133X0XB0	4.80	200,000,000	200,000,000	100%	199,000,000	99.50	(1,000,000)	8/31/2005	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	9/30/2003	9/30/2008	3133X1EG8	3.80	75,000,000	75,000,000	100%	73,546,875	98.06	(1,453,125)	12/31/2004	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	10/6/2003	10/6/2009	3133X1EN3	4.01	100,000,000	100,000,000	100%	98,031,250	98.03	(1,968,750)	10/31/2004	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	10/6/2003	4/6/2009	3133X1E29	3.80	200,000,000	200,000,000	100%	195,375,000	97.69	(4,625,000)	9/30/2004	Over one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	10/8/2003	10/8/2010	3133X1HE0	4.70	15,000,000	15,000,000	100%	14,831,250	98.88	(168,750)	1/31/2005	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	10/14/2003	10/14/2009	3133X1H34	4.05	50,000,000	50,000,000	100%	49,062,500	98.13	(937,500)	10/31/2004	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	10/14/2003	10/14/2009	3133X1F51	4.00	50,000,000	50,000,000	100%	48,984,375	97.97	(1,015,625)	10/31/2004	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	11/10/2003	11/10/2010	3133X1ZQ3	4.65	25,000,000	25,000,000	100%	24,773,438	99.09	(226,563)	6/30/2005	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	11/17/2003	11/17/2010	3133X24A0	4.70	25,000,000	25,000,000	100%	24,796,875	99.19	(203,125)	6/30/2005	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	11/24/2003	11/24/2010	3133X2CH6	4.80	10,000,000	10,000,000	100%	9,937,500	99.38	(62,500)	8/31/2005	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	12/15/2003	12/15/2010	3133X2LT0	4.75	6,455,000	6,455,000	100%	6,360,192	98.53	(94,808)	10/31/2004	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	12/16/2003	12/16/2010	3133X2PK5	4.74	13,490,000	13,490,000	100%	13,388,825	99.25	(101,175)	1/31/2005	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	12/22/2003	12/22/2008	3133X2U45	4.24	15,000,000	15,000,000	100%	14,845,313	98.97	(154,688)	1/31/2005	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	1/2/2004	12/30/2010	3133X2WS0	4.75	30,000,000	30,000,000	100%	29,775,000	99.25	(225,000)	1/31/2005	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	1/30/2004	7/30/2009	3133X3PB3	4.00	200,000,000	200,000,000	100%	196,125,000	98.06	(3,875,000)	10/31/2004	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	2/6/2004	8/6/2009	3133X3PT4	4.11	50,000,000	50,000,000	100%	49,187,500	98.38	(812,500)	12/31/2004	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	2/6/2004	8/6/2009	3133X3PK3	4.08	50,000,000	50,000,000	100%	49,140,625	98.28	(859,375)	12/31/2004	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	2/6/2004	8/6/2009	3133X3PQ0	4.08	50,000,000	50,000,000	100%	49,140,625	98.28	(859,375)	12/31/2004	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	2/13/2004	8/13/2009	3133X3WZ2	4.27	50,000,000	50,000,000	100%	49,390,625	98.78	(609,375)	1/31/2005	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	2/26/2004	8/26/2009	3133X3R54	4.22	11,000,000	11,000,000	100%	10,848,750	98.63	(151,250)	1/31/2005	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	3/4/2004	3/4/2010	3133X4B59	4.25	50,000,000	50,000,000	100%	49,203,125	98.41	(796,875)	10/31/2004	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	3/10/2004	3/10/2010	3133X4BU4	4.13	100,000,000	100,000,000	100%	98,812,500	98.81	(1,187,500)	1/31/2005	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	3/10/2004	3/10/2010	3133X4BW0	4.11	100,000,000	100,000,000	100%	97,968,750	97.97	(2,031,250)	3/31/2004	Over one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	3/17/2004	3/17/2010	3133X4M57	4.25	50,000,000	50,000,000	100%	49,187,500	98.38	(812,500)	10/31/2004	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	3/18/2004	3/18/2010	3133X4N49	4.25	50,000,000	50,000,000	100%	49,187,500	98.38	(812,500)	10/31/2004	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	4/30/2004	10/30/2009	3133X5ZY7	4.25	15,000,000	15,000,000	100%	14,793,750	98.63	(206,250)	12/31/2004	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	6/3/2004	6/3/2009	3133X7HG2	4.56	200,000,000	200,000,000	100%	198,937,500	99.47	(1,062,500)	8/31/2005	Under one year

EXHIBIT 1

										BOOK
										VALUE TO				LAST END
										PRINCIPAL		QUOTED		OF MONTH	PERIOD
				PURCHASE	MATURITY		INTEREST	PRINCIPAL	AMORTIZED	BALANCE	QUOTED	MARKET	UNREALIZED	IN GAIN	IN LOSS
DESCRIPTION	RATINGS			DATE	DATE	CUSIP #	RATE	BALANCE	BOOK VALUE	RATIO	MARKET VALUE	PRICE	LOSS	POSITION	POSITION
		STANDARD
	MOODY’S	& POOR’S	FITCH
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	6/24/2004	6/24/2009	3133X7LS1	4.88	33,875,000	33,875,000	100%	33,673,867	99.41	(201,133)	2/28/2005	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	8/26/2004	2/26/2010	3133X8B92	4.5	5,560,000	5,560,000	100%	5,509,613	99.09	(50,388)	6/30/2005	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	2/10/2004	11/10/2009	3133X3PJ6	4.10	50,000,000	50,000,000	100%	49,109,375	98.22	(890,625)	10/31/2004	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	9/1/2004	6/1/2007	3133X8JK9	3.28	50,000,000	50,000,000	100%	49,109,375	98.22	(890,625)	10/31/2004	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	9/1/2004	6/1/2007	3133X8JJ2	3.28	50,000,000	50,000,000	100%	49,109,375	98.22	(890,625)	10/31/2004	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	9/8/2004	12/8/2009	3133X8KK7	4.25	100,000,000	100,000,000	100%	98,562,500	98.56	(1,437,500)	12/31/2004	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	9/8/2004	9/8/2011	3133X8EU2	5.00	11,000,000	11,000,000	100%	10,948,438	99.53	(51,563)	8/31/2005	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	9/9/2004	9/9/2009	3133X8LA8	4.25	50,000,000	50,000,000	100%	49,343,750	98.69	(656,250)	1/31/2005	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	9/9/2004	9/9/2009	3133X8LH3	4.26	50,000,000	50,000,000	100%	49,359,375	98.72	(640,625)	1/31/2005	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	9/10/2004	9/10/2009	3133X8M41	4.36	50,000,000	50,000,000	100%	49,484,375	98.97	(515,625)	6/30/2005	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	9/10/2004	9/10/2009	3133X8L26	4.22	50,000,000	50,000,000	100%	49,312,500	98.63	(687,500)	12/31/2004	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	9/16/2004	9/16/2009	3133X8NF5	4.28	50,000,000	50,000,000	100%	49,375,000	98.75	(625,000)	1/31/2005	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	9/17/2004	3/17/2009	3133X8NY4	4.03	100,000,000	100,000,000	100%	98,312,500	98.31	(1,687,500)	12/31/2004	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	9/17/2004	12/6/2009	3133X8ND0	4.36	50,000,000	50,000,000	100%	49,406,250	98.81	(593,750)	1/31/2005	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	9/23/2004	3/23/2009	3133X8P30	4.06	100,000,000	100,000,000	100%	98,375,000	98.38	(1,625,000)	12/31/2004	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	11/1/2004	2/1/2010	3133X9BD1	4.16	100,000,000	100,000,000	100%	98,218,750	98.22	(1,781,250)	11/30/2004	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	11/1/2004	2/1/2010	3133X9BG4	4.16	100,000,000	100,000,000	100%	97,656,250	97.66	(2,343,750)	11/30/2004	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	11/4/2004	11/4/2011	3133X95B2	4.75	25,000,000	25,000,000	100%	24,734,375	98.94	(265,625)	1/31/2005	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	11/4/2004	2/4/2010	3133X9C81	4.30	50,000,000	50,000,000	100%	49,312,500	98.63	(687,500)	12/31/2004	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	11/4/2004	11/4/2009	3133X9CY4	4.17	50,000,000	50,000,000	100%	48,765,625	97.53	(1,234,375)	11/30/2004	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	11/4/2004	5/4/2010	3133X9D23	4.35	50,000,000	50,000,000	100%	48,843,750	97.69	(1,156,250)	11/30/2004	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	11/4/2004	2/1/2010	3133X9C99	4.30	50,000,000	50,000,000	100%	49,296,875	98.59	(703,125)	1/31/2005	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	11/4/2004	11/4/2009	3133X96F2	4.21	25,000,000	25,000,000	100%	24,632,813	98.53	(367,188)	12/31/2004	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	11/8/2004	2/8/2010	3133X9DZ0	4.31	50,000,000	50,000,000	100%	49,312,500	98.63	(687,500)	12/31/2004	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	11/9/2004	11/9/2009	3133X9DW7	4.26	50,000,000	50,000,000	100%	49,328,125	98.66	(671,875)	12/31/2004	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	11/17/2004	11/17/2009	3133X9KV1	4.35	50,000,000	50,000,000	100%	49,437,500	98.88	(562,500)	2/28/2005	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	12/14/2004	9/17/2008	3133X9VE7	4.01	100,000,000	100,000,000	100%	97,500,000	97.50	(2,500,000)	12/31/2004	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	12/23/2004	12/23/2009	3133X9SU5	4.50	10,000,000	10,000,000	100%	9,915,625	99.16	(84,375)	1/31/2005	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	2/15/2005	8/18/2008	3133XAR25	4.08	100,000,000	100,000,000	100%	98,812,500	98.81	(1,187,500)	1/31/2005	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	2/15/2005	8/18/2008	3133XAR25	4.08	4,560,000	4,560,000	100%	4,505,850	98.81	(54,150)	1/31/2005	Under one year
FEDERAL HOME LOAN BANK OF NY	Aaa	AAA	N/A	8/4/2005	8/4/2010	3133XCNS8	5.01	25,000,000	25,000,000	100%	24,929,688	99.72	(70,313)	8/31/2005	Under one year

							TOTAL	$6,034,490,000	$6,034,488,944		$5,908,688,366		$(125,800,578)

	AMORTIZED
BREAKDOWN:	BOOK VALUE	UNREALIZED LOSS
ONE YEAR OR LESS	$4,102,920,000	$(63,863,447)
OVER ONE YEAR	1,931,568,944	(61,937,131)

	$6,034,488,944	$(125,800,578)